

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 28, 2007

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

**Re: Freedom Acquisition Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 21, 2007
File No. 1-33217**

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments.

General

1.   Please clarify in the proxy statement that you will not accept new U.S. advisory clients prior to registration with the SEC of GLG Partners LP or GLG Inc. as an investment adviser under the Investment Advisers Act of 1940.

Acquisition Consideration, page 5

2.   We note your response to comment 9 in our letter dated September 13, 2007. Please clarify, if true, that the issuance of the notes and put and call rights as part of the acquisition consideration is meant to address personal tax consequences for the GLG Shareowners and does not have any negative affect on the company.

The Restricted Stock Plan Proposal, page 112

3.   In the tabular format specified in Item 10(a)(2) of Schedule 14A, please disclose the benefits or amounts that will be received by or allocated to each principal and executive officer and executives as a group under the Restricted Stock Plan.

Unaudited Pro Forma Condensed Financial Statements

Note B. Pro Forma Adjustments, page 174

4.   We note your response to comment 26 in our letter dated September 13, 2007. We also note your revised disclosures on page 11 regarding the June 2007 stock purchase agreement for all the outstanding shares of GLG Holdings Inc. If your acquisition of GLG Holdings Inc. and GLG Inc. are not reasonably certain to occur as of the effectiveness of your filing, your pro forma financial statement footnotes should be revised to disclose the contingency and its reasonably possible impact on the financial statements. Otherwise, please revise your pro forma financial statements and footnotes to reflect the acquisition of GLG Holdings Inc. and GLG Inc. separate from the acquisition of the other GLG entities.

Note C. Pro Forma Earnings Per Share, page 177

5.   We note your responses to comment 29 and 30 in our letter dated September 13, 2007. In order to receive Freedom common shares in return, someone must relinquish both their FA Sub 2 exchangeable shares and their Freedom Series A preferred stock, which represents significant consideration, so we do not understand why you state in the first paragraph of your supplemental response that no consideration would be received for the Freedom common shares. We agree that the decision as to whether consolidation itself is appropriate under ARB 51 is based upon voting interests and that is why we do not object to your consolidation of FA Sub 2. However, we do not understand why you believe that disregarding the significant economic rights of the FA Sub 2 exchangeable shares in favor of their voting rights is appropriate in determining the amount of minority interest to be recorded in Freedom's pro forma balance sheet. In addition, we do not understand why you are including the portion of FA Sub 2's earnings (loss) that the holder of FA Sub 2 exchangeable shares is entitled to (and Freedom is not entitled to) in Freedom's pro forma net income (loss). The FA Sub 2 exchangeable shares are held directly by Gottesman (as shown on page 14) and not by Freedom or one of its subsidiaries. The fact that Gottesman also owns Freedom Series A preferred shares that have voting rights in Freedom, but no substantive economic rights themselves, would not appear to make it appropriate to show the earnings (loss) to which the FA Sub 2 exchangeable shares are entitled in Freedom's pro forma net income (loss). Naturally, if (a) the holder of the FA Sub 2 exchangeable shares only shares in the earnings of FA Sub 2 and is not financially responsible for funding losses and (b) the minority interest in FA Sub 2 has been reduced to zero, we would understand why all of FA Sub 2's losses after the minority interest balance went to zero would be included in Freedom's pro forma statement of operations. If this is the case, please disclose this fact and the amounts of the losses not shared during each period presented for this reason. Please revise your pro forma financial statements accordingly.

6.   We note your response to comment 29 in our letter dated September 13, 2007. It does not appear to be appropriate in your circumstances for you to rely upon paragraph 10 of SFAS 128 as a basis to include, in the denominator of Freedom's basic EPS computation, the Freedom common shares that are issuable upon exchange of the FA Sub 2 exchangeable shares and the surrender the Freedom Series A preferred stock. Contingently issuable shares should only be included in basic EPS as of the date when all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). There should be no circumstance under which Freedom's common shares would not be issued. To our knowledge, the holder of the FA Sub 2 exchangeable shares has not presented these shares to Freedom for conversion into Freedom's common shares and Freedom has not notified the holder of any intent to force conversion, if they have such a right at all. If this contingency has not been met, we do not understand how the issuance of the Freedom common shares is no longer contingent and there is no circumstance under which Freedom's common shares would not be issued. Please revise your pro forma EPS presentation, as appropriate. You may find it helpful to also refer to the sections on Contingently Issuable Shares in Chapters 2 and 3 of Ernst & Young's Financial Reporting Developments on Earnings per Share—SFAS 128.

GLG Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

7.   We note your response to comment 35 in our letter dated September 13, 2007. Please tell us in specific detail which provisions of SAB Topic 5:E, EITF 00-13 and SFAS 144 you relied upon to support your decision to include GLG Inc. and GLG Holdings, Inc. in the historical financial statements presented for GLG. So that we may better understand your accounting treatment, please also describe in detail how you applied the provisions of these accounting standards to your specific facts and circumstances. Please also explain to us what GLG Inc. and GLG Holdings, Inc. do for their business operations and what assets they hold directly and/or indirectly.

As appropriate, please amend your filing in response to these comments. You may contact Lisa Haynes at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Gavsie, Esq.
        Greenberg Traurig, LLP
        401 East Las Olas Boulevard, Suite 2000
        Fort Lauderdale, FL 33301